NEWS RELEASE

Crosshair Provides Update from Central Mineral Belt, Labrador

September 13th, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) is pleased to provide an update on the exploration program from both the CMB Uranium/Vanadium Project and the CMB Joint Venture (“CMB JV”) Uranium Project located in central Labrador, Canada.  In addition to prospecting and trenching, a total of 13 holes have been drilled to date between the two Projects for a total of 3,376 metres (m).  The goal of the program is to increase the existing uranium and vanadium resources, as well as test the new uranium targets outlined from the 2009 and 2010 exploration programs.

At the CMB Uranium/Vanadium Project, a total of 1,734 m in 9 holes have been completed in the structural corridor between the C Zone and Area One.  Down hole gamma logs and hematitic alteration encountered in the upper portions of the holes strongly suggest that the vanadium/uranium mineralization is continuous between the two zones.  The drill program at the C Zone corridor is complete and samples have been shipped for assay.  The Blue Star Showing, which is located northwest of the C Zone corridor, remains to be drilled.  Previous work indicated several anomalous zones and assay results of local float and outcrop returned values up to 1.37% uranium. Six holes totalling 600 m are planned to test the various anomalies.

At the CMB JV Project, a total of 1,642 m in 4 holes have been completed at the Two Time Zone with drilling ongoing.  Down hole gamma logging has confirmed the presence of uranium mineralization in the holes drilled to date indicating it extends to a depth of at least 460 m.  A second drill is now testing exploration targets on the CMB JV Project, including the Firestone Showing, which is 7 kilometres southeast of the Two Time Zone.  Previous sampling from brecciated hematitic monzogranite from trenches and float, intersected uranium values of 200-900 parts per million.  To date seven holes have been completed on the Firestone Showing with an additional seven holes planned.  Assays are pending.

Additional information on the CMB Uranium/Vanadium Project can be found at: http://www.crosshairexploration.com/s/CMBProperty.asp and in the Technical Report on the CMB Uranium-Vanadium Project, Labrador, Canada prepared for Crosshair dated January 20, 2011 and filed on SEDAR at www.sedar.com.  Additional information the CMB JV Project can be found at: http://www.crosshairexploration.com/s/CMBJointVenture.asp and in the Technical Report on the CMBNW Property, Labrador, Canada prepared for Crosshair and Silver Spruce dated June 22, 2009 and also filed on SEDAR.  The CMB JV Project is a joint venture with Silver Spruce Resource, whereby Crosshair retains a 63% ownership and Silver Spruce 37%.

Stewart Wallis, P.Geo. President and CEO of Crosshair and a Qualified Person as defined by NI 43-101, has verified and approved the technical information contained in this news release.  Mr. Wallis has verified that the results disclosed in the news release have been accurately summarized from the technical reports.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.  Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has exceeded the minimum mining threshold and with its in-situ mining potential, is designed for near term production. The CMB Uranium/Vanadium Projects are located in Labrador, Canada and have four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  Drilling programs are planned for all these projects this summer.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things the size and timing of the new resource estimate, the details of the drill program, the exploration potential of the Company's properties and the production potential of Bootheel. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.